Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

December 20, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin E. Martin and Eric Envall

Re:	CERES Coin LLC (CIK No. 0001734118)

Draft Offering Statement on Form 1-A

Response to Inquiry Letter dated October 1, 2019

We are in receipt of your inquiry letter with respect to the above identified applicant dated October 1, 2019. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

General

1.	We note your response to comment 2, particularly your analysis regarding whether the Tokens would be considered “equity interests,” and your emphasis on whether they would represent an ownership interest in your company. Please provide us with a more thorough and detailed legal analysis as to why the Tokens, which have distribution, liquidation and voting rights, are not equity securities. Your analysis should include specific citations to, and a comprehensive discussion of, relevant statutory law, as well as any relevant Commission releases, no-action letters, or other materials that you deem instructive. To the extent you continue to believe that the Tokens should be considered debt securities, please provide a similarly detailed legal analysis.

- Response Previously Provided.

In line with such prior response, we have revised the Offering Circular and the ancillary documents to reflect the Tokens as being “equity interests.” In particular, please note the modifications to:

- Article II, Section 2(A) of the Offering Circular (“Summary of the Offering – With Respect to the Tokens”), in the Sections entitled “Equity Rights” and “Voting Rights”;

- Article III, Section 4(F) of the Offering Circular (“Investment Risks - Limited Voting Rights and Control”); and

- Article XIV, Section 2(D) of the Offering Circular (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”).

With respect to the Coins being reflected as “debt interests,” as they were previously reflected that way in the Offering Circular we did not believe any additional modifications to the Offering Circular were required.

2.	We note your response to comment 3, which indicates that you have revised the offering circular throughout to discuss the terms and functionality of the Tokens as you expect them to be upon full development and completion. Please note that the offering circular should accurately reflect the current state of your business and the securities being offered. To the extent the material terms and functionality of the Tokens are not completed at the time of filing your next amendment, you should clarify as such and highlight the prospective nature of such features. Finally, as noted in comment 3, please be advised that, since you are not eligible to conduct a delayed offering, all of the material offering terms must be established and set forth in the offering statement prior to the time of qualification. Refer to Rule 251(d)(3) of Regulation A.

Since our last document submission functional versions of both the Tokens and the Coins (and the related Framework) have been completed. We believe the material terms and functionality of the Tokens and the Coins (and the related Framework), as completed, are accurately reflected in the most recently submitted iterations of the Offering Circular and the ancillary documents.

3.	We note your response to comment 7. The revised version of your subscription agreement continues to refer readers to Section 13(o) instead of Section 13(p) in Section 13(o)(i). Please revise. In addition, we note that the coin agreement, token agreement and subscription agreement all provide that disputes resulting from breaches of the federal securities laws will be “commenced in any federal or state court of competent jurisdiction in Washington, DC . . . .” Please revise your offering circular to prominently and clearly disclose this provision, including the risks or other impacts to investors as a result of this provision and any uncertainties regarding its enforceability. Finally, please clarify if by “state court” in Washington, D.C., you mean “Superior Court.” In this respect, we note that there is not a “state” court in Washington, D.C. We may have further comment.

We have corrected the above “Section” reference issues in the Subscription Agreement. However, please note that due to the removal of another Section the applicable dispute Sections are now Sections 12(o) & (p).

With respect to the “state court” reference issue, in each of the Subscription Agreement, the Coin Rights Agreement and Token Rights Agreement we have replaced “will be commenced in any federal or state court of competent jurisdiction in Washington D.C.” to “will be commenced solely in the Superior Court of the District of Columbia.”

In addition to the above, in each of the Subscription Agreement, the Coin Rights Agreement and Token Rights Agreement we have revised the general (i.e. non- federal securities law related disputes) to include the following additional provision which prohibits class actions (which was inadvertently left out of the prior versions):

Unless otherwise consented to in writing by all parties to the arbitration: (1) no arbitration shall proceed on a class, representative, or collective basis (including as private attorney general on behalf of others), even if the claim or claims that are the subject of the arbitration had previously been asserted (or could have been asserted) in a court as class representative, or collective actions in a court; (2) no party to an arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in such arbitration unless those persons are parties to a single transaction; and (3) an Award will determine the rights and obligations of the named parties only, and only with respect to the claims in the subject arbitration, and will not: (A) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Dispute of anyone other than a named party; or (B) make an Award for the benefit of, or against, anyone other than a named party. No arbitration administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section [X], and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section [X] shall be determined exclusively by a court of competent jurisdiction in the District of Columbia and not by any arbitration administrator or arbitrator.

This was always an intended provision and inadvertently fell off in one of the prior iterations. With respect to disclosing the above provisions, and the related risks, the following was previously included as a risk factor in Article III, Section 4(k) of the Offering Circular entitled “Agreement To Be Bound By Binding Arbitration; No Class Action” to Article III, Section 5.

By purchasing a Token/Coin investors agree to be bound by the arbitration provisions contained in the respective Offering Documents. Such arbitration provisions apply to all claims that may be made regarding this Offering and/or the Token/Coins (other than claims arising out of violations of federal securities laws). Further such provisions, among other things, limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. These provisions severely limit the remedies available to Token/Coin investors and are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against the Company.

We have further revised the above Section as follows (which now also includes language with respect to federal securities law related disputes):

K.	Dispute Resolution; Agreement To Be Bound By Binding Arbitration; No Class Action:

By purchasing a Token/Coin (as applicable) each investor agrees to be bound by the arbitration provisions contained in the respective Offering Documents. Such provisions apply to all claims that may be made regarding the Token/Coins (other than claims arising out of violations of federal securities laws, as discussed below) and provide that all such disputes must be resolved by binding arbitration which takes place (and that all related hearings will take place) in the District of Columbia. Further such provisions, among other things, limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. These provisions severely limit the remedies available to Token/Coin investors and are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against the Company.

With respect to claims arising out of violations of federal securities laws in connection with the Offering and/or sale of the Tokens/Coins (as applicable), the respective Offering Documents expressly provide that such claims may be commenced solely in the Superior Court of the District of Columbia and by purchasing a Token/Coin (as applicable) each investor agrees to be bound by these provisions. As these provisions expressly limit where such claims may be litigated, they necessarily limit the remedies available to Token/Coin investors and are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue such claims against the Company.

We believe Article III, Section 4(k), as revised with the additional language above, should satisfy your concerns regarding investor disclosure concerning these provisions.

4.	We note your response to comment 8 regarding the applicability of our comment to the operating agreement. As noted in comment 1 above, we continue to seek additional analysis on your position that the Tokens do not represent “equity interests” and as such, we may have further comment.

- Response Previously Provided.

We believe this issue is now resolved and no further amendments to the documents are required.

5.	We note your response to comment 9 and reissue the comment. It appears that your subscription agreement still states that “all hearings will take place in Washington D.C., Illinois.” Please revise for clarity.

Please see the response to Item 3 above.

Article I: About this Offering Circular; Forward-Looking Statements, page 13

6.	Your disclosure in the second paragraph of this section indicates that the information in the offering circular is only as of December 7, 2018. Please update to a more recent date or advise.

The subject provision was intended to reflect the date the final, approved, Offering Circular is filed. As such we have revised the subject date to reflect an open date temporarily pending final approval.

Article III: Risk Factors, page 25

7.	We note your response to comment 12 as well as your disclosure regarding the absence of registration under the Investment Company Act and the Investment Advisers Act as well as your absences of registration as a broker-dealer or ATS. While we do not have any comments about these issues at this time, our decision not to issue comments should not be interpreted to mean that we either agree or disagree with your analysis.

We acknowledge the foregoing.

Absence of Registration as a Money Transmitting Business or Money Services Business: page 42

8.	We note your response to comment 11 and that you do not intend to register as a money transmitting business or money services business with FinCEN or any state regulatory authority. Please revise your disclosure to discuss the applicability of the FinCEN guidance on the “Application of FinCEN’s Regulations to Certain Business Models Involving Convertible Virtual Securities” on your business. In this respect, please also address whether you have engaged with FinCEN or state regulators on the subject.

With respect to the initial part of the above comment, we have revised Article III, Section 5(D) of the Offering Circular (“Absence of Registration as a Money Transmitting Business or Money Services Business”) to address the above noted FinCEN guidance and now reads as follows:

D.	Absence of Registration as a Money Transmitting Business or Money Services Business:

The operation of a “Money Transmitting Business” (as defined in 31 U.S. Code § 5330) and/or “Money Services Business” (as defined in 31 CFR § 1010.100(ff)) is heavily regulated in the United States, both federally and at the state level. A business which qualifies as a Money Transmitting Business and/or Money Services Business is required to register with the Department of the Treasury/ FinCEN within 180 days from the date the business is established. While such federal registration is not expensive, it can be time consuming and significantly delay initial business operations. Additionally, Money Transmitting Businesses and Money Services Businesses are subject to all of the provisions of, and the enhanced reporting/record keeping/AML/KYC requirements under, the Bank Secrecy Act (31 USC 5311, et seq.; the “BSA”) and related regulations. Compliance with the BSA is onerous and extremely time consuming and costly. Without limiting the foregoing, entities that are subject to the BSA are required to oversee all monetary transactions and to report certain types of transactions to FinCEN; including transactions involving amounts over a certain threshold and suspicious/illegal activity. Money Transmitting Businesses and Money Services Businesses are also required to establish and maintain an ongoing Anti-Money Laundering and Know Your Customer (individually and collectively, “AML/KYC”) program which can be a substantial administrative burden. As a result of such ongoing and onerous compliance BSA requirements, many entities that are subject to the BSA have entire departments dedicated solely to managing such compliance.

In an attempt to help clarify the applicability of existing federal regulations to convertible virtual currencies, on May 9, 2019 FinCEN released a memo entitled “Application of FinCEN’s Regulations to Certain Business Models Involving Convertible Virtual Currencies.” The stated purpose of this release is, in pertinent part, as follows:

[FinCEN] is issuing this interpretive guidance to remind persons subject to the [BSA] how FinCEN regulations relating to money services businesses (MSBs) apply to certain business models involving money transmission denominated in value that substitutes for currency, specifically, convertible virtual currencies (CVCs). This guidance does not establish any new regulatory expectations or requirements. Rather, it consolidates current FinCEN regulations, and related administrative rulings and guidance issued since 2011, and then applies these rules and interpretations to other common business models involving CVC engaging in the same underlying patterns of activity. This guidance is intended to help financial institutions comply with their existing obligations under the BSA as they relate to current and emerging business models involving CVC by describing FinCEN’s existing regulatory approach to the issues most frequently raised by industry, law enforcement, and other regulatory bodies within this evolving financial environment.

Among other things the release provides that whether a given entity qualifies as a Money Services Business is a fact based inquiry and will depend on what activities the subject entity is doing. As further stated in the release, FinCEN will take a substance or form approach in conducting these reviews. Put another way, just because an entity holds themselves out as not being a Money Services Business such entity may still be subject to federal regulation if its underlying business operations are determined by FinCEN to meet one or more of the qualifications of a Money Services Business. That being said, there are certain limited business activities which, if engaged in exclusively, will not cause the subject entity to qualify as a Money Services Business.

In addition to federal registration, a business which qualifies as a Money Transmitting Business and/or Money Services Business will be required to register with each state in which it conducts business. While the state laws largely mirror the federal laws, both in terms of initial registration and ongoing reporting/compliance, many have nuances which need to be closely evaluated to ensure full compliance. Moreover, unlike at the federal level, most states require an initial registration fee and renewal fees. For businesses doing business in a single or limited number of states, such registration/renewal fees are not onerous. However for businesses operating across most/all states, the fees will be considerable (estimated at approximately $175,000 for initial registration, and approximately $135,000 in annual renewal fees, for businesses operating across all states).

The penalties for operating a Money Transmitting Business and/or Money Services Business and failing to obtain/maintain all applicable registration (both federally and at the state level) can be severe. The same applies to any failure to satisfy any of the numerous required ongoing reporting/compliance requirements. Without limiting the foregoing, federal statute provides for both civil and criminal penalties in the event of any such failure. Moreover, such penalties would be in addition to any penalties levied by the applicable states in connection with any such failure.

The Company has not registered (and does not intend to register) as a Money Transmitting Business or as a Money Services Business; either federally or with any state agency. However, the Company has only just begun to engage applicable regulators on the subject and there is a material risk that the Company’s Blockchain Business will be deemed to qualify as a Money Transmitter Business and/or Money Services Business; either federally or in one or more of the states in which the Company conducts its Blockchain Business. If the Company becomes required to register as Money Transmitter Business and/or Money Services Business, even if only in select jurisdictions, it would incur extensive and unbudgeted registration, compliance and related cost and expenses. Further, while the Company fully intends to comply with all applicable federal and state regulations concerning the required registration as a Money Transmitter Business and/or Money Services Business, there is a material risk that the Company may be found to be operating its Blockchain Business in violation of one or more of such regulations and the resulting penalties would be severe as noted above. If either of the foregoing were to occur, the viability and/or profitability of the Company’s Blockchain Business would be materially adversely affected, if not outright eliminated, and you would recognize a loss of all, or a substantial part of, your investment in a Security.

With respect to the later portion of your comment we have engaged in preliminary discussion with FinCEN on the subject and intend to seek an administrative ruling from FinCEN regarding the Company’s not being a Money Transmitter Business and/or Money Services Business. However, as we anticipate the specifics as to the underlying structure of the offering will be integral in the aforementioned analysis we intend to pursue the administrative ruling immediately following the final approval of the offering.

Description of the Framework, page 48

9.	We note your reference to information available at a website on the Hyperledger Fabric protocol in footnote 10. The description of the material terms of the Hyperledger Fabric protocol as it applies to the description of your Framework must be in your offering circular and not referred to in another document. Please revise or advise.

We believe the existing description of the Framework contains the material terms of the Hyperledger Fabric protocol as it applies to the Framework. As such, we have deleted the subject footnote in its entirety.

Description of Proposed Transactional Coin Usage and Trading; Transaction Fees, page 50

10.	Please describe how you will be able to ensure that a retail customer will be able to purchase Coins directly from you using their credit/debit cards without having the purchase rejected by the retail customer’s banking institution for the reasons you describe in the offering statement as making such institutions “skittish” to be involved in this industry.

Although it is anticipating that retail customers will be able to purchase Coins using their credit/debit cards, the Company is not ensuring that all credit/debit cards can be so used. To that end we have included the following additional paragraph in Article III, Section 2(E) of the Offering Circular (“New Cryptocurrency Risks; Future Coin/Token Value Risk”) to address the subject risk:

Without limiting the generality of the foregoing, it should be noted that a material component of the Company’s Blockchain Business is the ability of people to easily acquire and pay for Coins using their credit/debit cards. While it is anticipated that credit/debit cards will generally be able to be used to pay for the Coins there is no guaranty that all, or any material number of, credit/debit cards will actually permit the purchase of the Coins. More particularly, there is a material risk that the financial institution backing a particular credit/debit card will reject, or otherwise prohibit, the purchase of the Coins via such card. To the extent that a significant number of such backing financial institutions prohibit the purchase of the Coins, and/or that people are otherwise unable to easily acquire and pay for Coins using their credit/debit cards, the Company’s (and ultimately the Blockchain Business’) operations and profitability may be materially adversely affected.

Coin Buyback/Buyback Price, page 53

11.	We note your responses to comments 15, 16 and 17. We continue to be unable to agree with your analysis that the exception in Rule 102(b)(4) is available for the buyback transactions contemplated in your offering circular. In this respect, we note that it appears that if the company engages in the proposed Coin buyback plan while, at the same time, it also engages in a continuous distribution of the Coins, such activity may be inconsistent with Rule 102 of Regulation M.

- Response Previously Provided.

In line with such prior response, we have revised the Coin Rights Agreement to provide that the Company’s “call option” may only be exercised after the completion/termination of the Coin offering. More specifically we revised Section 4(a) of the Coin Rights Agreement (“Put/Call Options; Buyback Rights and Obligations of the Company”) to read as follows:

(a)	To the extent any Coins are issued and outstanding, the following will apply:

(i)	The Company will have the right, privilege and option (respectively, a “Call Option”) to call and purchase from the then current Coin Holder(s) (and to cause such Coin Holder(s) to sell to the Company) all, of the then outstanding Coins held by such Coin holders. The Company may exercise its Call Option at any time following (and subject to) the Coin Offering Expiration Date, in its sole discretion and without further consent of the respective Coin Holder(s), by delivering notice of such exercise to the respective Coin Holder(s). Such notice will identify the total number of Coins to be purchased by the Company and be delivered to the Framework Account of the respective Coin Holder(s).

(ii)	Each Coin Holder will at all times have the right, privilege and option (respectively, a “Put Option”) to put and sell to the Company (and to cause the Company to purchase from such Coin Holder) all, or any portion, of the then outstanding Coins held by such Coin Holder(s). A Coin Holder may exercise its Put Option, at any time (and from time to time) in his/her/its sole discretion and without further consent of the Company, by delivering notice of such exercise to the Company. Such notice will identify the total number of Coins to be sold to the Company and be delivered via (and as provided on) the Framework Account of the respective Coin Holder(s).

For all purposes hereof, any purchase and sale of Coins pursuant to Section 4(a)(i) or Section 4(a)(ii) above will be referred to as a “Buyback.”

As used therein, the term “Coin Offering Expiration Date” is defined as “the earlier of the date that: (i) all of the Coins made part of the Coin Offering have been sold; and (ii) the date that the Company shall have filed the necessary supplement(s) to/termination of the Offering Statement to facilitate the termination of the Coin Offering and the same shall have been duly accepted by the SEC (any other applicable Regulatory Authorities, if any).”

We also revised Section 4(e) of the Coin Rights Agreement (“Put/Call Options; Buyback Rights and Obligations of the Company”) to require the Company to cause the Coin offering to be immediately terminated, and to cause a “Buyback” of all then outstanding Coins, in the event of a liquidation of the Company or its “Blockchain Business” as follows:

(e)	Notwithstanding anything herein or otherwise to the contrary, the Company hereby acknowledges and covenants that:

(i)	the Company will cause any and all proceeds received by the Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) to be at all times specifically segregated and reserved by the Company to facilitate the Buyback of the Coins as provided in this Section 4; and

(ii)	in connection with any Liquidation of the Company and/or its Blockchain Business, the Company will: (1) if prior to the Coin Offering Expiration Date, cause the Coin Offering to be immediately terminated by filing the necessary supplement(s) to/termination of the Offering Statement with the SEC (and with all other applicable Regulatory Authorities, if any); and (2) immediately following the effective termination of the Coin Offering, cause a Buyback (i.e. exercise its Call Option) of all then outstanding Coins as part of such Liquidation and will use any and all such reserved funds then held by the Company pursuant to Section 4(e)(i) above solely and specifically to facilitate such Buyback.

We have also revised the Offering Circular to reflect the foregoing modifications, including:

- Article II, Section 2(B) of the Offering Circular (“Summary of the Offering – With Respect to the Coins”), in the Sections entitled “Liquidation Rights,” “Call Option” and “Put Option”;

- Article IV, Section 2(D) of the Offering Circular (“Description of Blockchain Business – Coin Buyback/Buyback Price”);

- Article XIV, Section 3(I) of the Offering Circular (“Description of Coins – Liquidation Rights”);

- Article XIV, Section 3(I) of the Offering Circular (“Description of Coins – Call/Put Options”).

Competitive Analysis, page 53

12.	We note your disclosure on page 60 that a major flaw in your competitors’ business models is that their digital assets, to the extent they are considered securities, are not being issued or offered in compliance with the federal securities laws, including through registration or exemption. Please provide the basis for management’s belief.

We have revised this Section to remove the subject reference in its entirety. The revised Section now reads as follows:

In the Company’s opinion, the cryptocurrency solutions being offered by the overwhelming majority of its current competitors in this space, including those specifically identified above, suffer from the same major flaw; no stable value. To the Company’s knowledge, each of the current competing cryptocurrency assets is, and will continue to be, subject to price volatility (which will often be erratic and extreme). Further, none of the competitors have made any direct or indirect effort, or have otherwise set forth any plan, to stabilize the value of their respective asset. When the value of a cryptocurrency asset is subject to regular (and often extreme) volatility the viability and appeal of such asset as a transactional currency is limited at best. For example, while the extreme price volatility of Bitcoin might make it attractive as an investment vehicle, to use Bitcoin to purchase something at your local store would be impracticable. As the same Bitcoin might be worth $X at the point of sale and $X + or - $Y right after the transaction, it would be difficult, if not impossible, for the vendor to know if they are being adequately compensated in any given transaction. Resultantly, the Company believes that the use of any such volatile competing cryptocurrency asset as a means to facilitate transactions within the U.S. legal cannabis industry would not just be undesirable; it would not be a workable long-term solution.

Unlike its competitors, the Company has specifically tailored its proprietary Framework and related Coin technology to avoid falling victim to the above flaw. First, the value of each Coin will be fixed at $0.01 per Coin to make them a truly viable replacement for cash in facilitating transactions within the U.S. legal cannabis industry. Secondly, as a result of there being an ongoing put option to sell Coins back to the Company at $0.01 per Coin (less applicable Transaction Fees), there is no incentive for any person to offer to buy/sell a Coin for more than $0.01 per Coin (and thus no reason for price volatility). In short, the Company believes that its Framework and related Coin technology will foster a unique, stable, and truly viable transaction solution as compared to those currently operating in the U.S. legal cannabis industry.

Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds, page 76

13.	We note that your disclosure that you may withdraw, cancel or otherwise terminate your offering without notice. Please revise to clarify that you will update your offering circular via a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. We also direct you to the reporting obligations outlined in Rule 257 of Regulation A.

To address the foregoing, we have added the following additional paragraph to Article VI, Section 1(D) of the Offering Circular (“Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds”):

Additionally, in connection with any termination of the sale of the Tokens made as part of the Offering (for any reason) the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements to/terminations of this Offering Circular (and all other required filings, if any) evidencing such termination with the SEC and all other applicable regulatory agencies.

Additionally, we have revised Article VI, Section 2 of the Offering Circular (“Continuous Offering; Indefinite Expiration Date; Potential Termination of Offering and Return of Proceeds”) with respect to the potential termination of the Coin offering to read as follows:

D.	Continuous Offering; Indefinite Expiration Date; Potential Termination of Offering and Return of Proceeds:

It is intended that the offer and sale of the Coins will be deemed a “continuous offering” within the meaning of 17 CFR 230.251(d)(3), and that the Offering of the Coins will remain open for more than one (1) year, provided that, on or before the date that is one (1) year from the date of the first sale of a Coin is made as part of the Offering, and/or as otherwise may be required by applicable securities laws, the Company will file a Supplement to this Offering Circular (and all other required filings, if any) with the SEC and all other applicable regulatory agencies.

Notwithstanding the foregoing, the sale of the Coins made as part of the Offering may be withdrawn, cancelled, or otherwise terminated by the Company at any time, for any reason, and without advanced notice to you or any other offeree. Without limiting the generality of the foregoing,:

•	as provided in the Coin Rights Agreement (in particular, Section 2 thereof) the Framework is hardcoded not to permit, and to automatically reject, any and all orders/purchases of Coins which would cause the aggregate dollar amount of all Coins sold in any given twelve (12) month period to exceed $20,000,000; and

•	the sale of the Coins made as part of the Offering will automatically be deemed terminated as a result of (and for so long as the same exists) the voluntary/involuntary bankruptcy, dissolution and/or liquidation of the Company and/or its Blockchain Business.

In the event of any termination of the sale of the Coins made as part of the Offering:

•	any and all subscriptions to purchase Coins which have not been closed as of the date of such termination will be deemed immediately cancelled and rejected in their entirety and the Company will not be permitted to accept any further payments related to such subscriptions;

•	the Company will promptly notify each respective subscribing, but unclosed, Coin investor of the cancellation/rejection of such investor’s subscription to purchase Coins;

•	all payments (if any) received by the Company by a subscribing, but unclosed, Coin investor in connection with such investor’s subscription to purchase Coins as of the date of such termination will be promptly refunded to such investor, in full and without interest; and

•	neither the Company (nor any of its officers, directors, employees, or agents) will have any further obligation, or any liability whatsoever, with respect to any subscribing investor in connection with such termination.

Additionally, in connection with any termination of the sale of the Coin made as part of the Offering (for any reason) the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements to/terminations of this Offering Circular (and all other required filings, if any) evidencing such termination with the SEC and all other applicable regulatory agencies.

Required Verifications, page 77

14.	We note your response to comment 22. In footnote 43, it appears that you are directing a reader to further information that is not contained in your offering circular. The description of the material terms of your AML/KYC verification must be in your offering circular and not referred to in another document.

In lieu of the subject footnote we included the following directly in Article VI, Section 1(E) (“Plan of Distribution of Tokens – Required Verifications”) of the Offering Circular:

For the avoidance of doubt, the Company’s current internal compliance manual is built on, and substantively similar to, the “Anti-Money Laundering (AML) Template for Small Firms” provided by FINRA. However, the Company reserves the right to amend/modify/supplement such manual from time to time in its sole discretion.

Procedures for Purchasing Tokens: Rejection by the Company, page 79

15.	We note your response to comment 24. Please clarify for us the basis for your statement that you will not have any liability with respect to any resulting difference between the original value of the cryptocurrency and the returned value. In this respect, we note that you retain significant discretion in determining whether to accept or reject, in full or in part, an investor’s subscription and may do so for any reason. Please indicate whether you have obtained a legal opinion from counsel as to this lack of liability.

Please see the response to Item 16 below.

Approved Forms of Payment: Payment Mechanics: Approved Cryptocurrency, page 80

16.	We note your responses to comments 25 and 26. We note your disclosure that the Final AC Exchange Value of an Approved Cryptocurrency will be determined at the AC Settlement Date rather than at the time of purchase and that the time lapse from the initial purchase and the AC Settlement Date could be several days. Considering the highly volatile nature of cryptocurrency values, please explain whether you intend to provide a purchaser with the opportunity to make a new investment decision and reaffirm his or her interest once the AC Exchange Value has been set.

- Response Previously Provided.

In line with such prior response, we have revised the Offering Circular and the ancillary documents to remove all references to the permitted payment for subscribed Tokens by “Approved Cryptocurrency” and to specify that subscribed Tokens may only be paid for in U.S. Dollars.

17.	Please include a risk factor to highlight that a decrease in the value of Approved Cryptocurrency will be borne by a potential purchaser and not the company. In addition, to provide us with better context for your plan of distribution, please explain to us why an investor would chose to purchase the Tokens using cryptocurrency as opposed to U.S. dollars given that the total amount of Tokens that the investor will ultimately receive will be based solely on the amount of U.S. dollars that you will receive in exchange for such cryptocurrency and that you will not finalize any purchase order until such exchange has occurred.

Please see the response to Item 16 above.

18.	Please explain to us in detail why you will not be able to refund the portion of a particular purchaser’s Approved Currency that is not used to purchase your Tokens.

Please see the response to Item 16 above.

19.	Your disclosure on page 83 appears to indicate that investors will be responsible for any fees associated with exchange of the accepted cryptocurrency for U.S. dollars that Gemini will charge, however, you have not provided any detail regarding such fees, or potential range of fees, except that they are subject to fluctuation. Given that the amount of Tokens that an investor will receive will be based on the Final AC Exchange Value, which is net of such fluctuating fees, it is unclear to us how your proposed offering price will be set “at a fixed price” as required by Rule 251(d)(3)(ii) of Regulation A. Please provide us with your detailed legal analysis as to how your proposed pricing structure as it relates to the acceptance of cryptocurrency is in compliance with Rule 251(d)(3)(ii).

Please see the response to Item 16 above.

Additional Advertising, page 84

20.	We note your response to comment 27. Please delete the following language, “and prospective Token purchasers must read and rely on the information provided herein and therein in connection with their decision to purchase a Token.” Please note that it is inappropriate to require an investor to represent that it has read the offering materials.

The subject language has been deleted from both Article VI, Section 1(I) of the Offering Circular (“Plan of Distribution of Tokens – Additional Advertising”) and Article VI, Section 2(I) of the Offering Circular (“Plan of Distribution of Coins – Additional Advertising”).

Permitted Transfers: Secondary Trading, page 84

21.	We note your response to comment 19, however, you have not revised all instances wherein you discuss the potential secondary trading or offer of the Tokens on one or more Token Trading Platforms. Please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of the Tokens in all instances in your offering circular wherein you discuss the potential secondary trading or offer of the Tokens. For example only, we note that the “Plan of Distribution” paragraph that appears in your “Offering Summary” section should be revised in compliance with this comment.

In the subject Section, Article VI, Section 1(J) of the Offering Circular (“Permitted Transfers; Secondary Trading”) we have included the following language, in bold:

For the avoidance of doubt, as of the date hereof there are currently no Token Trading Platforms available to list the Company’s Tokens on for secondary trading/transfer and it is uncertain whether any such Token Trading Platform will be available in the foreseeable future.

We have also included similar language in the other applicable Sections throughout the Offering Circular.

Form of Tokens; Protocol; Validation, page 114

22.	Please provide additional detail about the KoreProtocol upon which the Tokens are built, such as any conventions or standards to which KoreProtocol tokens must adhere. In addition, please clarify if there is a potential for any modifications to the Tokens and the underlying KoreProtocol that could occur after delivery and if so, by whom (e.g., the company, KoreConX or third parties) and whether such modifications could remove or adversely impact any of the rights of token holders. If such material modifications to the Tokens could occur, please clarify whether such changes could result in a new security being created and an exchange of the new security for the existing Tokens. Address how such an exchange would be made and whether the exchange would be registered under the Securities Act.

As noted in the Offering Circular the KoreProtocol is built to be used on the “KoreChain” which is built on Hyperledger Fabric (hosted by the Linux Foundation). As such, generally speaking the KoreProtocol must adhere the same conventions, standards and technical specifications as defined by the Hyperledger Fabric; including applicable conventions/standards related to:

•	the authorization of each transaction within the system via the required “proof-of-authority” standard;

•	the creation and recording of unique identifiers for participants in a given transaction (and the verification of such parties) and the recording of all documents related to such transactions; and

•	the creation and recording of trades, transfers, voting, income participation, and liquidation of the Tokens and the recording of all documents related to such transactions.

In addition to the above, the KoreProtocol making up the Tokens will also be hardcoded to adhere to the specific voting, income participation, liquidation and other rights of the Token holders provided for in the Token Rights Agreement.

Following the delivery of the Tokens the underlying Hyperledger Fabric specific conventions/standards cannot be changed. However, the Token specific conventions/standards (i.e. those required to facilitate the specific voting, income participation, liquidation and other rights provided for in the Token Rights Agreement) may be subject to change from time to time if/when the Token Rights Agreement is actually amended pursuant to its terms. For clarity, any amendment other then conforming amendments (as discussed in Section 11(d)(ii) of the Token Rights Agreement) require the consent of the holders of at least 70% of the then outstanding Tokens.

In the event the Token Rights Agreement is subsequently amended, in any way, the Company will alert KoreConX of such change and work with them to determine the extent the KoreProtocol needs to be modified (if at all) in connection with such amendment. If (and to the extent) the KoreProtocol needs to be modified in connection with such amendment, the respective KoreProtocol changes will be effective solely with respect to applicable Token transactions taking place after the effective date of the subject changes.

To be clear, any changes to the Tokens and/or the portions of the KoreProtocol which specifically evidence the rights provided for in the Token Rights Agreement, may only be made at the direction of the Company (and in compliance with the amendment provisions provided for in the Token Rights Agreement). Put another way, no changes to the Tokens and/or the KoreProtocol which might adversely impact any of the rights of Token holders may be made after the Tokens are issues unless directed by the Company (in compliance with the amendment provisions provided for in the Token Rights Agreement).

To the extent a modification of the KoreProtocol results from any amendment of the Token Rights Agreement the same would not result in there being a new security (and thus no requirement to exchange any then existing Token). The Tokens are digital assets representing the rights and privileges of the holders provided in the Token Rights Agreement. By way of example, if a company issued shares of preferred stock and later modified the voting or other rights of the preferred holders under the company’s governing documents, it wouldn’t need to cancel and reissue the existing preferred stock certificates. The same reasoning would apply here as the Tokens represent the rights of the holders under the Token Rights Agreement as the same may be amended or modified from time to time pursuant to its terms.

Notwithstanding the above, all modifications to the KoreProtocol will be automatically versioned. Past KoreProtocol, and all transactions that have been validated under such past KoreProtocol, will be maintained indefinitely.

Equity Rights/Voting Rights/Information Rights, page 116

23.	The second bullet point in this section indicates that the Tokens have no voting rights, however, later in this section, you list the matters that would require the affirmative consent of a majority of token holders. Given that there are voting rights, albeit limited, associated with the Tokens, it is confusing to also describe them as having no voting rights. Please revise accordingly.

We have revised the initial paragraph to this Section to read as follows:

While the Tokens will represent equity interests of the Company, the rights of the Token holders will be expressly limited to the specific distribution and voting rights provided for in (and will be solely governed by) the Token Rights Agreement as discussed in more detail below. Without limiting the generality of the foregoing, it should be noted that, except to the extent specifically provided for in the Token Rights Agreement (as discussed below) or as otherwise specifically required by applicable law, the holders of the Tokens will NOT be entitled to:

•	any “preemptive rights,” “drag-along rights,” “tag-along rights,” or similar rights which the holders of the other equity interest of the Company may now or hereafter have;

•	any vote (or any other say) on any matter regarding, or any information rights with respect to, the Company or its Business;

•	any right, title or interest in the Company and/or any of its assets; or

•	receive any distribution from, or to otherwise participate in any proceeds received by, the Company (including in connection with any Liquidation of the Company or its Business (or any portion thereof)).

We also added the following additional paragraph to the subject Section:

It should also be noted that any amendment to the Token Rights Agreement (or any of the terms thereof) will require the consent of the holders of seventy percent (70%) of the then-outstanding Tokens, other than the following amendments (which may be unilaterally consented to by the Company):

•	any amendment to conform the Token Rights Agreement (or any of the terms thereof) to evidence, effectuate, or otherwise and adhere to, the terms and conditions provided in this Offering Circular with respect to the Tokens; and/or

•	any amendment to fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Tokens.

We believe the subject Section, as revised, now clearly specify the equity, voting and information rights of the Tokens.

Record Keeping; Token Ledger; Transfer Agent, page 123

24.	Please revise to clarify if KoreConX is a registered transfer agent. Please also clarify that to the extent you elect to replace the transfer agent that you will also update the offering circular via either a supplement or a post-qualification amendment, depending on the facts and circumstances at the time.

To address the foregoing, we have revised the subject Article XIV, Section 2(J) of the Offering Circular (“Record Keeping; Token Ledger; Transfer Agent”) to specifically identify KoreConX as a “a transfer agent duly registered pursuant to Section 17A(c) of the Exchange Act.”

We have also revised the last paragraph of such Section to read as follows:

In the event the Company elects to replace the Transfer Agent, and/or any change is made with respect to providing access to any of the foregoing information, such change will be promptly and expressly made known to both existing Token holders (via electronic communication made pursuant to the available contact information for each Token holder then in the Token Ledger) and to potential Token purchasers via disclosures both on the Company Website and on each Token Trading Platform (if any) then used by the Company in connection with the sale of the Tokens. Additionally, in connection with any such replacement of the Transfer Agent or other changes the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements to this Offering Circular (and all other required filings, if any) with the SEC and all other applicable regulatory agencies..

Article XV: Financial Statements, page 130

25.	Consistent with your response to comment 32, please revise to update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A as / when they are completed.

The financial statements included with the Offering Circular have been updated. Included in this last iteration are the following financial statements:

•	As of, and for, the fiscal year ended December 31, 2017 (Audited):

o	Report of Independent Registered Public Accounting Firm:
o	Balance Sheet:
o	Statement of Operations:
o	Statement of Changes in Equity:
o	Statement of Cash Flows:
o	Notes to Financial Statements:

•	As of, and for, the fiscal year ended December 31, 2018 (Audited):

o	Report of Independent Registered Public Accounting Firm:
o	Balance Sheet:
o	Statement of Operations:
o	Statement of Changes in Equity:
o	Statement of Cash Flows:
o	Notes to Financial Statements:

•	As of, and for, the interim period from January 1 through September 30, 2019 (Unaudited):

o	Balance Sheet:
o	Statement of Operations:
o	Statement of Changes in Equity:
o	Statement of Cash Flows:
o	Notes to Financial Statements: